This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS



                                4,814,909 SHARES


                             ECO SOIL SYSTEMS, INC.


                                  COMMON STOCK

                                ----------------

         This prospectus relates to up to 4,814,909 shares of our common stock, par value $.005 per share, which may be offered for sale by the selling shareholders listed in this prospectus. Shares of common stock may be sold from time to time by the selling shareholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock. We will bear all expenses of the offering of the common stock, except that the selling shareholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as the fees and disbursements of their counsel and experts.

         Our common stock is listed on the Nasdaq National Market under the symbol ESSI. On May 4, 2000 the last reported sale price for our common stock as reported on the Nasdaq National Market was $1.94 per share.

         SEE "RISK FACTORS" ON PAGES 4 TO 11 FOR FACTORS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN SHARES OF OUR COMMON STOCK.

                          -----------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


                The date of this prospectus is May 5, 2000.

         The terms "Eco Soil," "we," "our," and "us" refer to Eco Soil Systems, Inc., a Nebraska corporation. All references in this prospectus to "common stock" refer to our common stock, par value $.005 per share.

                             ECO SOIL SYSTEMS, INC.

         We develop, market and sell proprietary biological and traditional chemical products that provide solutions for a wide variety of turf and crop problems in the golf and agricultural industries. We have developed a portfolio of microbial programs to be applied via standard spray procedures in the case of the FreshPack-TM- product line, or through our patented BioJect(R) system. These naturally occurring microbes complement or reduce the need for many chemical products currently used in golf and agricultural markets. The Environmental Protection Agency (EPA) has approved the BioJect as a means of application for biopesticides, and the BioJect is described as the application method under the directions for use on our EPA registered exclusive microbial products. By fermenting microbes at or near the customer's site and delivering them for distribution through the customer's existing irrigation system via the BioJect, or through standard application practices, customers can cost-effectively reap the benefits associated with quality microbial products while mitigating the adverse environmental effects associated with chemical products. We initially focused our sales and marketing efforts on the golf market and in 1998 entered the agricultural crop and horticultural markets.

         By utilizing microbes that occur naturally in the environment, our microbial solutions overcome many of the problems associated with traditional chemical products. Traditional chemical products require repeated applications, which can lead to pest resistance and/or adverse environmental effects. Our microbial programs reduce the frequency rate of chemical product application, resulting in lower overall product and labor cost and increasing the effectiveness of traditional chemical products. In addition, we believe that the use of microbes, either FreshPack or distributed through the BioJect system, provide environmental benefits as compared to chemical product applications by limiting the exposure of humans to chemical products, reducing residual pesticide contaminants in plants and soil, and minimizing groundwater pollution.

         Our FreshPack and BioJect programs overcome many of the obstacles that historically have hindered widespread use of microbes in the golf and agricultural industries. Biological products generally have been perceived as economically infeasible because of their short shelf life, rapid deterioration upon exposure to light or heat, specialized transportation requirements and need for daily, manual treatments. For large-scale applications, the BioJect system preserves and protects the potency of microbes, significantly reduces shipping costs, controls the concentration of product and allows for automated daily application by fermenting microbes at the customer's site and distributing them through the customer's existing irrigation system. Our FreshPack products are fermented and shipped overnight or by second day air to preserve their potency and have no special transportation requirements.

         Our FreshPack products are packaged and designed to deliver a microbial-based program to the customer. The FreshPack products, which contain certain microbes together with other soil amendments, are intended to address several problems encountered by our golf course customers by enhancing the development of the root systems, reducing the level of soil alkalinity, increasing the level of oxygen in the soil and increasing the porosity of the soil. The FreshPack products are fermented centrally and then shipped via overnight or second day delivery to the customer to be immediately applied to the problem area of the course. We view our FreshPack product line as an additional method of delivering microbial solutions to the customer. Moreover, if the economics are such that the BioJect system is of greater value, the FreshPack products serve as an introduction to the efficacy of our microbial products prior to the customer's making the financial commitment to a BioJect system. We intend to expand the usage of the FreshPack products into agricultural markets in the near future.

         We generate recurring revenues both from the sale of our FreshPack programs and by delivering programs through BioJect systems to customers. We have entered into technology transfer agreements pursuant to which we have obtained rights to certain microbes from leading biotechnology companies and organizations such as Mycogen Corporation, Encore Technologies, Inc. and the USDA and major universities such as Michigan State University, Rutgers University and the University of California, Riverside. We currently offer BioJect customers a menu of six microbial-based programs and will continue to develop the library of approximately 2,500 microbes we aquired as part of our acquisition of the Agricultural Biological Division of Canadian-based Agrium, Inc.

         In addition to our FreshPack, BioJect and related microbial product line, we have historically sold a complete line of traditional chemical fertilizers and pesticides and other turf maintenance products through dealers and distributors we own. These distributed products include branded pesticides, fertilizers, seed, and other turf maintenance products from major agricultural manufacturers.

         We offer a complete program to the agriculture market consisting of various soil analyses to establish a customized program regimen delivered through our proprietary equipment, the BioJect and CalJect. The CalJect system permits the injection of soluble soil and water amendments, including ESSI Soluble Gypsum, into irrigation systems. The programs' goals are to utilize soil remediation and microbial activity to move soil pH towards neutral, improve soil structure and infiltrate and release nutrients through increased mineralization and organic matter degradation. We perform the soil analysis at the beginning of the season, develop a treatment regimen, install and service the equipment at the customer's site and provide the microbials and other soil additive products for the customer to use throughout the crop's growing season. While we are redirecting our agricultural efforts to focus primarily in the United States, approximately 50% of our agriculture business in 1999 was derived from sales outside the United States, primarily in Mexico.

         We were incorporated in Nebraska in October 1987. Our principal executive offices are located at 10740 Thornmint Road, San Diego, California 92127. Our telephone number is (858) 675-1660.

                               RECENT DEVELOPMENTS

         We have entered into a definitive agreement to sell substantially all of the assets of our Turf Partners subsidiary to the J.R. Simplot Company for a purchase price equal to six times Turf Partners 2000 EBITDA (earnings before interest, taxes, depreciation and amortization) from sales of distributed products, subject to certain adjustments. Simplot also will assume liabilities associated with existing vendor payables, contracts and leases, and will assume amounts outstanding under Turf Partners' credit facility with Coast Business Credit.

         The transaction is expected to close during July 2000, subject to certain customary closing conditions, including the approval of Eco Soil shareholders, the receipt of various third party consents and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

         At the closing, Simplot will make a down payment of $20 million, subject to an adjustment of up to $5 million if: (a) Turf Partners' net tangible assets at June 30, 2000 are more or less than $3 million, (b) if Turf Partners has not generated at least 75% of the EBITDA it has projected for the first six months of 2000 or (c) if Turf Partners fails to satisfy other balance sheet tests. The down payment also will be reduced by the amount, if any, by which the amount outstanding on the Coast credit facility exceeds $17 million.

         Simplot will pay the balance of the purchase price in March 2001 based on an audited balance sheet as of June 30, 2000 and statements of operations for the year ended December 31, 2000. The final purchase price will be subject to adjustment based on the same balance sheet factors that apply in July 2000 and will be reduced by the an amount equal to the average amount outstanding under the Coast credit facility during 2000.

         The asset purchase agreement calls for Eco Soil and Simplot to enter into separate agreements pursuant to which Simplot will sell Eco Soil proprietary products into turf and agricultural markets and commence field trials of Eco Soil's proprietary products on its potato fields. Under the agreement relating to agricultural markets, Eco Soil's proprietary products would be distributed through Simplot's Soil Builders organization, a nationwide network of 85 agricultural retail stores.

                                  RISK FACTORS

         You should carefully consider the following risk factors, in addition to the other information included in this prospectus, before purchasing shares of common stock of Eco Soil. Each of these risks could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

         WE HAVE A HISTORY OF OPERATING LOSSES AND AN ACCUMULATED DEFICIT, AND WE MAY NOT ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE. At December 31, 1999, we had an accumulated deficit of $42.4 million. Our loss before interest, depreciation and amortization for the year ended December 31, 1999 was $10.7 million. We have historically experienced losses due to significant expenditures for product development, sales, marketing, administrative and U.S. patent protection expenses, as well as amortization costs associated with our acquisitions of turf and agricultural products dealers.

         IF WE ARE UNABLE TO SUCCESSFUL ENTER NEW MARKETS, OUR BUSINESS WILL BE ADVERSELY AFFECTED. Sales of our proprietary products recently have declined in both turf and agricultural markets. These products remain in the early stages of market introduction and are subject to the risks inherent in the commercialization of new product concepts, particularly with respect to agricultural applications. There can be no assurance that our efforts to increase sales of proprietary products to turf and agricultural crop and ornamental markets will prove successful, that marketing partnerships will be established and will become successful, or that our intended customers will purchase our systems and products instead of competing products. In addition, there can be no assurance that we will be able to obtain significant customer satisfaction or market share with our proprietary products. Failure to reverse the decline in sales of proprietary products would have a material adverse effect on our business, financial condition and results of operations.

         WE HAVE AN INDISPENSABLE NEED FOR CAPITAL, AND THE REPORT OF OUR INDEPENDENT ACCOUNTANTS ACCOMPANYING OUR FINANCIAL STATEMENTS CONTAINS AN EXPLANATORY PARAGRAPH REGARDING OUR ABILITY TO CONTINUE AS A GOING CONCERN. Primarily because of our history of operating losses and because we may not be able to satisfy financial covenants contained in our long-term debt instruments, there is substantial doubt about our ability to continue as a going concern unless we are able to obtain additional equity financing. We anticipate that without additional financing we would likely run out of cash to fund our operations during the third quarter of 2000. We and our wholly owned subsidiary Turf Partners, Inc. have entered into an Amended and Restated Asset Purchase Agreement pursuant to which Turf Partners will sell substantially all of its assets to the J.R. Simplot Company, subject to various closing conditions including approval of Eco Soil's shareholders, receipt of third-party consents and expiration of the applicable Hart-

Scott-Rodino Antitrust Improvements Act waiting period. At the closing, Simplot will make a down payment of $20 million, subject to an adjustment of up to $5 million if: (a) Turf Partners' net tangible assets at June 30, 2000 are more or less than $3 million, (b) if Turf Partners has not generated at least 75% of the EBITDA it has projected for the first six months of 2000 or
(c) if Turf Partners fails to satisfy other balance sheet test. The down payment also will be reduced by the amount, if any, by which the amount outstanding on the Coast credit facility exceeds $17 million. Simplot will pay the balance of the purchase price in March 2001 based on an audited balance sheet as of June 30, 2000 and statements of operations for the year ended December 31, 2000. The final purchase price will be subject to adjustment based on the same balance sheet factors that apply in July 2000 and will be reduced by the an amount equal to the average amount outstanding under the Coast credit facility during 2000. In addition, we have entered into a Term Loan Agreement dated as of April 12, 2000 with Simplot, under which Simplot will loan us $3,000,000, subject to certain closing conditions, to provide working capital to Turf Partners pending the closing of the asset sale.

         We currently do not have any arrangements to obtain other sources of financing. We also cannot give you any assurance that the sale of Turf Partners' assets will be completed. In the event that the sale of Turf Partners assets to Simplot is not consummated, we will need to obtain additional financing to repay the loan from Simplot and other outstanding long-term debt and to finance continuing operating losses. In such event, there can be no assurance that Eco Soil will be successful in obtaining additional financing on acceptable terms or at all, which would result in a material adverse effect on our ability to meet our business objectives and continue as a going concern. If we were unable to secure such financing, we would at a minimum be forced to revise our 2000 operating plan. The report of independent accountants on our financial statements included herein includes an explanatory paragraph to this effect.

         WE MAY NOT SATISFY ALL OF THE APPLICABLE FINANCIAL COVENANTS IN OUR DEBT DOCUMENTS, AND IF WE DO NOT MEET THESE COVENANTS, WE WOULD BE IN DEFAULT AND OUR OBLIGATIONS COULD BE DECLARED IMMEDIATELY DUE AND PAYABLE. We have received a term loan and our subsidiaries have received lines of credit from financial institutions, and we have received debt financing from institutional investors through the issuance of convertible debentures and senior subordinated notes. The loan documents to which we and our subsidiaries are parties, including the senior subordinated notes, contain restrictions on our activities and financial covenants with which we and our subsidiaries must comply. Among other things, the financial covenants require us and our subsidiaries to satisfy net worth requirements, debt service coverage ratios and other financial tests. In the past, we have obtained waivers and an amendment of the senior subordinated notes to remain in compliance with the financial covenants and avoid default. For example, for the quarter ended September 30, 1999, our failure to comply with these covenants resulted in a default under the senior subordinated notes, which was subsequently waived by the note holders. There can be no assurance that we and our subsidiaries will satisfy all of the applicable financial covenants in future quarters. To the extent we or any of our subsidiaries does not satisfy these requirements, we would be in default and our obligations could be declared immediately due and payable. To avoid a default, we may be required to obtain waivers from third parties, which might not be granted. A default on indebtedness from one lender could result in the acceleration of indebtedness from other lenders. In addition, we also can give no assurance that our cash flow and capital resources will be sufficient to repay our indebtedness or that we will be successful in obtaining alternate financing. In the event we or any of our subsidiaries is unable to repay debts, we may be forced to delay the expansion of our business, sell some of our assets, obtain additional equity capital or refinance or restructure our debt, any of which could have a material adverse effect on our business, prospects and financial condition.

         RESTRICTIONS IN OUR CONVERTIBLE DEBENTURES AND WARRANTS PURCHASE AGREEMENT MAY IMPAIR OUR ABILITY TO RAISE ADDITIONAL EQUITY CAPITAL. Our agreement with the holders of our 7% Senior Convertible Debentures prohibits us from selling any shares of our capital stock or securities convertible into shares of our capital stock for a period of 180 days after January 24, 2000 except (i) pursuant to the exercise of outstanding warrants, or options issued pursuant to any shareholder-approved stock option plan, (ii) to any strategic partner, the purpose of which is not primarily to raise money, or (iii) the sale of shares of common stock at a price of not less than $2.50 per share with warrant coverage of up to 40% for aggregate proceeds of up to $3,500,000. In addition, until 12 months after January 24, 2000, we must give such holders (i) a right of first refusal to purchase shares of our capital stock or capital stock equivalents on the same terms on which we are prepared to sell them to other investors and (ii) if such holders do not exercise their right of first refusal, the further right to exchange their convertible debentures and warrants for an equivalent dollar amount of the new securities we offer. These restrictions may impair our ability to raise equity capital on terms satisfactory to us, if at all--particularly during the first 180 days after January 24, 2000. During such 180-day period, we would be able to sell equity securities only pursuant to one of the exceptions listed above or with the consent of the holders of our convertible debentures. Our inability to raise needed funds would have a material adverse effect on our business, financial condition and results of operations.

         IF WE FAIL TO MANAGE GROWTH EFFECTIVELY, OUR BUSINESS MAY SUFFER. We have experienced significant growth. This growth has placed, and will continue to place, significant strains on our resources. Our ability to manage future growth, should it occur, will require us to implement and continually expand operational and financial systems, recruit additional employees and train and manage both current and new employees. In particular, our success depends in large part on our ability to attract and retain qualified technical, sales, financial and management personnel. We face competition for these persons from other companies, academic institutions, government entities and other organizations. We can give you no assurance that we will be successful in recruiting or retaining personnel of the requisite caliber or in adequate numbers to enable us to conduct our business as we propose to conduct it.

         IF WE FAIL TO SUCCESSFULLY IMPLEMENT AND MAINTAIN OUR SALES AND DISTRIBUTION NETWORK, WE MAY BE UNABLE TO SELL SUFFICIENT PRODUCTS TO MAKE A PROFIT. We distribute and sell our products through distributors and dealers we have acquired and through independent dealers and distributors. Achieving the anticipated benefits of such acquisitions will depend on a variety of factors, including whether the integration of such dealers and distributors with our organization can be accomplished in an efficient and effective manner and whether the acquired sales force can effectively sell our proprietary products. Any failure to identify future hires or acquisition candidates properly, any large expenditures on acquisitions that prove to be unprofitable or any difficulties we encounter in selling our proprietary products through the existing distribution system could have a material adverse effect on our business, financial condition and results of operations.

         WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE WHEN NEEDED. The continuing commercialization of our products requires the commitment of significant capital expenditures. We anticipate that we will require additional funds to support the rigorous testing of our products, other costs of obtaining government approval and for marketing of our products for agricultural applications. We anticipate that we will seek to obtain additional funds in the future through public or private equity or debt financing, collaborative or other arrangements with corporate partners or from other sources. We can give you no assurance that we will be able to obtain this additional financing on desirable terms, or at all. If additional funds are not available, we may be required to curtail our operations and marketing efforts in certain geographic areas or for one or more of our product lines.

         PATENTS AND OTHER PROPRIETARY RIGHTS PROVIDE UNCERTAIN PROTECTION OF OUR PROPRIETARY INFORMATION AND OUR INABILITY TO PROTECT A PATENT OR OTHER PROPRIETARY RIGHT MAY IMPACT OUR BUSINESS AND OPERATING RESULTS. Our success will depend in large measure upon our ability to obtain and enforce patent protection for our proprietary products, maintain confidentiality of our trade secrets and know-how and operate without infringing upon the proprietary rights of third parties. We have been granted three U.S. patents for the technology relating to the BioJect system. We do not have foreign patent protection with respect to the claims covered by the two U.S. patents issued in 1993, and we are precluded from obtaining these foreign rights due to the expiration of the period for filing such claims. However, in connection with a U.S. patent granted in 1995, we applied for foreign patent protection with respect to the BioJect system in selected countries. To date, we have successfully patented the technology relating to the BioJect system in several of these foreign countries. In addition, we have registered a number of trademarks we use in our business, including "BioJect" and "Fresh Pack" and have applied for registration of a number of additional trademarks. We also rely on trade secrets and proprietary know-how. We generally enter into confidentiality and nondisclosure agreements with our employees and consultants and attempt to control access to and distribution of our confidential documentation and other proprietary information.

         Despite the precautions described above, it may be possible for a third party to copy or otherwise use our products or technology without authorization, or to develop similar products or technology independently. We can give you no assurance that our patent or trademark applications will be granted, that the way we protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competing products. Furthermore, there can be no assurance that we are not infringing other parties' rights. If any of our patents are infringed upon or if a third party alleges that we are violating their proprietary rights, we may not have sufficient resources to prosecute a lawsuit to defend our rights. In addition, an adverse determination in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or prevent us from manufacturing, selling or using our products, any of which could have a material adverse effect on our business, financial condition and results of operations. Even if we prevailed in litigation to protect our intellectual property rights, this litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.

         WE DEPEND ON THIRD PARTY CONTRACT MANUFACTURERS AND SUPPLIERS. We currently do not have any manufacturing capability and rely on third parties to manufacture our products and components. We have more than one supplier for the manufacture of most of our products and components; however, we obtain some products or components from only one source. Although we believe that we will be able to contract production with alternate suppliers, we can give you no assurance that this will be the case or that the need to contract with additional suppliers will not delay our ability to have our products and components manufactured. We can give you no assurance that existing or future manufacturers will meet our requirements for quality, quantity and timeliness, and any such failure could have a material adverse effect on our business, financial condition and results of operations.

         WE MAY BE UNABLE TO ACQUIRE RIGHTS TO ADDITIONAL MICROBIAL PRODUCTS. We plan to obtain the rights to additional microbial products. We currently do not engage in our own research and development with respect to the discovery of microbial products. As a result, we seek to license or acquire rights to microbial products discovered by others. We can give you no assurance that we will be successful in obtaining licenses for, or otherwise acquiring rights to, additional microbial products on terms acceptable to us, or at all. If we fail to acquire rights to additional products our business, financial condition and results of operations could be materially adversely affected.

         POTENTIAL PRODUCT LIABILITY OR ENVIRONMENTAL CLAIMS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. We may be exposed to product liability or environmental liability resulting from the commercial use of our products. We currently carry liability insurance, which covers, among other things, product liability and environmental liability. A product liability, environmental or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations.

         We have obtained insurance of such types and in such amounts as we believe is necessary, including casualty insurance and workers' compensation insurance. However, we are exposed to certain risks that are not covered by our insurance policies and our policies are subject to limits, exceptions and qualifications. Consequently, we can give you no assurance that any losses will be covered by insurance, that any covered losses will be fully insured against or that any claim we make will be approved for payment by the insurer.

         WE ARE SUBJECT TO ENVIRONMENTAL LIABILITY. The federal government and some states have laws imposing liability for the release of fertilizers and other agents into the environment in certain manners or concentrations. Such liability could include, among other things, responsibility for cleaning up the damage resulting from such a release. In addition, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), commonly known as the "Superfund" law, and other applicable laws impose liability on certain parties for the release into the environment of hazardous substances, which might include fertilizers and water treatment chemicals. We also are subject to certain other federal environmental laws, including the National Environmental Policy Act, the Toxic Substance Control Act, the Resource Conservation and Recovery Act, the Clean Air Act and the Clean Water Act and their state equivalents and may be subject to other present and potential future federal, state or local regulations. As noted above, we maintain insurance for environmental claims which might result from the release of our products into the environment, but there can be no assurance that any losses covered by insurance will be adequately covered. Thus, a claim for environmental liability could have a material adverse effect on our business, financial condition and results of operations.

         OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL REGULATIONS AND APPROVALS. We are subject to laws and regulations administered by federal, state and foreign governments, including those requiring registration or approval of fertilizers, pesticides, water treatment products and product labeling. Some of our current products are subject to regulation by the EPA, the USDA and by certain state environmental and agricultural departments. Prior to 1998, we had only one registered pesticide with the EPA, BACILLUS THURINGIENSIS, and had marketed it as well as other microbial products only as soil inoculants. In 1998, we received two EPA approvals. First, we registered PSEUDOMONAS AUREOFACIENS TX-1 (Spot-less-TM-) with the EPA as a biofungicide for use in turf across the United States and received EPA approval of the BioJect as a means of application of the microbe. Second, we received EPA approval to use XANTHOMONAS CAMPESTRIS pv poaannua (Xpo) as a bioherbicide in experimental use permit trials for use in turf across the United States. We are in the final process of receiving EPA approval on PSEUDOMONAS HORORAPHIS, STRAIN 63-28 (AtEze-TM-) for use as a biofungicide on greenhouse and agricultural plants. We can give you no assurance that we will obtain EPA approval for sales of additional microbial products as biopesticides. In order to market a microbe as a pesticide, we must obtain EPA approval of a particular product containing that microbe, including EPA approval of the claims made in the product label and the method of application. Registration of our microbial products as pesticides likely will be a lengthy and expensive process that may or may not result in EPA approval. Without the desired EPA approvals, we will not be able to market such unregistered microbes as pesticides, and our sales efforts will be limited to discussions of the soil inoculant features of the microbe. If the EPA determines that a microbial product has no significant commercially valuable use other than use as a pesticide, however, we will be precluded from selling the product entirely unless it is approved by the EPA.

         In addition, if we intend to sell a microbe as a pesticide for use on crops, we must also seek to have a tolerance level set by the EPA which would define the acceptable limit on the amount of microbes that could be present on a given raw agricultural commodity (food crop) at the time of harvest. We also may petition the EPA for tolerance exemptions that would not limit the residues of the microbial products on crops. If the EPA does not issue a tolerance exemption, we would be required to obtain a separate tolerance for each food product on which we intend to make our microbial pesticides available for use. As a result, we would incur costly application fees for each tolerance. We can give you no assurance that we will be successful in seeking such tolerances or tolerance exemptions, and any failure to obtain such tolerances or exemptions would prevent us from selling microbes as pesticides for use on crops.

         We may be subject to regulation in foreign countries. Compliance with such requirements likely would result in additional cost to us and delays in introducing our products in such foreign countries.

         Compliance with EPA and state environmental regulations as well as other laws and regulations will increase our costs and the time necessary to allow us to operate successfully and may affect us in other ways not currently foreseeable. In addition, more stringent requirements for regulation or environmental controls may be imposed, which could have a material adverse effect on our business, financial condition and results of operations.

         THE INDUSTRY IN WHICH WE COMPETE IS EXTREMELY COMPETITIVE AND IF WE ARE NOT ABLE TO COMPETE EFFECTIVELY OUR BUSINESS MAY SUFFER. The BioJect system and our Fresh Pack products compete against traditional chemical insecticides and fungicides, chemical soil penetrants, acid injection systems and the direct, manual application of cultured microbial products. Many of our competitors have substantially greater financial, technical and personnel resources than we do. Our competitors include such well-established companies as Novartis Corporation, Rhone-Poulenc AG Company, the Dow Chemical Company, O.M. Scotts & Sons, Inc., Lesco, Inc., and The Toro Company, as well as a number of smaller local and regional competitors. We compete against traditional technologies on the basis of our delivery mechanism and bioaugmentation expertise. We believe that the long-term competitiveness of the BioJect system may be affected by the timing and extent of our penetration into golf and agricultural markets compared to the market penetration achieved by companies offering competing products for microbial distribution. This timing, in turn, will be based on the effectiveness with which we or the competition can complete product testing and approval processes and supply products to the marketplace. Competition among microbial distribution products is expected to be based on, among other things, product effectiveness, safety, reliability, cost, market capability and patent protection.

         In markets for traditional chemical products, we compete against well-established distributors of such products. Many of these competitors have substantially greater financial, technical and personnel resources than us and include such companies as Lesco, Inc., Terra Companies, Inc., Con-Agra, Inc. and Wilbur-Ellis Company. We compete with distributors of traditional chemical products on the basis of price, name recognition, convenience and customer service.

         OUR BUSINESS IS DEPENDENT IN LARGE PART UPON THE GROWTH AND CONTINUED POPULARITY OF GOLF. Although we believe that golf markets will continue to grow, a decrease in the number of golfers, reduced participation rates or reduced consumer spending on golf could have a material adverse effect on our golf course customers and, in turn, on us. Specifically, the success of efforts to attract and retain members at private country clubs and the number of rounds played at public golf courses historically have been dependent upon discretionary spending by consumers, which may be adversely affected by general and regional economic conditions. In addition, the construction of additional golf courses is dependent upon growth in the number of golfers. If customer tastes or economic conditions cause golf courses to reduce their budgets or slow the development of additional golf courses, we may see a correlative decrease in sales of the BioJect system and our other products.

         OUR EFFORTS TO SELL OUR PROPRIETARY PRODUCTS FOR USE IN MICRO IRRIGATION AND GREENHOUSE APPLICATIONS MIGHT NOT PROVE SUCCESSFUL. We recently have begun selling our proprietary products to growers who will apply them to crops using micro irrigation methods. In addition, we have formed a strategic relationship with Cebeco Seeds Group to sell our proprietary products in European greenhouse markets. Our proprietary products have not been widely applied using micro irrigation methods or in greenhouses and we may not achieve significant market share in these markets. We cannot provide any assurances that our revenues from sales of our proprietary products for application using micro irrigation methods or in greenhouses will exceed the sales, marketing and development costs we have incurred in an effort to penetrate these markets.

         OUR EFFORTS TO SELL OUR PRODUCTS OUTSIDE THE UNITED STATES HAVE HAD LIMITED SUCCESS TO DATE AND MAY NOT BE SUCCESSFUL IN THE FUTURE. We have devoted substantial resources to developing markets for our products outside the United States, particularly in Mexico. In addition, our strategic relationship with Cebeco Seeds Group calls for us to sell our proprietary products to the European greenhouse markets. To date, our operations outside the United States have generated limited revenues, which have not been sufficient to cover our costs in seeking to penetrate foreign markets. While we are continuing to explore opportunities to sell our products outside the United States, we can give you no assurance that we will be successful. Our international sales efforts are subject to risks associated with operations in foreign countries that may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

         - fluctuations in currency exchange rates, which may make our products more expensive;

         -        general economic conditions in international markets;

         -        political risks;

         - additional costs of compliance with local regulations, including costs associated with unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

         -        tariffs, export controls and other trade barriers; and

         - longer accounts receivable payment cycles and difficulties in collecting accounts receivable.

         The costs related to our international operations could adversely affect our operations and financial results in the future.

         OUR STOCK PRICE HAS BEEN AND WILL CONTINUE TO BE VOLATILE. Our common stock currently is quoted on the Nasdaq National Market. The market price of our common stock could be subject to significant fluctuations in response to operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of our common stock. In addition, in the event the listing of our common stock were discontinued for any reason, the liquidity and price of our common stock would be adversely affected.

         OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE. Our operating results vary from quarter to quarter as a result of seasonality and various factors. Virtually all of our customers are located in the Northern Hemisphere and purchase greater quantities of microbes and distributed products during the spring, summer and fall months. As a result of low customer activity during the winter, we typically market the BioJect system during the fourth and first quarters. As a result of these marketing efforts, we typically receive orders during the first and second quarters and install BioJect systems during the second and third quarters. BioJect lease and installation revenues are recognized as payments come due under the related contracts. Because of this sales cycle, we expect to recognize a significant portion of our revenues during our second and third quarters. Operating expenses have tended to be independent of the quarterly sales cycle. As a result, operating expenses generally represent a higher percentage of sales in the first and fourth quarters as compared to the second or third quarters, and we may experience losses in the first and fourth quarters. Accordingly, results for any quarter are not necessarily indicative of results for any future period. The sales cycle for the BioJect system also makes it difficult to predict the number of BioJect systems that will be leased and the quantity of microbial product sales that will be sold until we receive orders during the first half of the year. Sales of our products also depend to some extent on the severity of weather patterns in the geographic areas we serve. Given these factors, it is difficult for us to accurately predict the level of demand for our products.

         It is likely that in one or more future quarters our financial results will fall below the expectations of analysts and investors. If this happens, the trading price of our common stock would likely decrease. Many of the factors that cause our quarter to quarter financial results to be unpredictable are largely beyond our control.

         LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS. We are dependent upon the active participation of William B. Adams, the chairman of our board of directors and our chief executive officer. The loss of the services of Mr. Adams could have a material adverse effect upon our business, financial condition and results of operations. We do not currently have an employment agreement with Mr. Adams or any other executive officers. In addition, we do not have key person life insurance on any of our key employees.

         A SMALL NUMBER OF SHAREHOLDERS MAY BE ABLE TO EXERCISE EFFECTIVE CONTROL OVER US. As of December 31, 1999, our current principal shareholders and management owned more than 20% of the outstanding shares of our common stock, assuming the exercise of all outstanding options and warrants held by them and no exercise of options or warrants held by others. Accordingly, even though we currently have cumulative voting, the current principal shareholders and management, if voting in concert, may have the ability to effectively control the election of a majority of our directors or any other major decisions involving us or our assets.

         WE HAVE A LARGE NUMBER OF OUTSTANDING WARRANTS AND OPTIONS, WHICH COULD HARM OUR ABILITY TO ACQUIRE ADDITIONAL CAPITAL. As of December 31, 1999, there were 7,073,291 shares of common stock subject to issuance pursuant to options and warrants we previously issued. Holders of warrants and options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the warrants and options. While the warrants and options are outstanding, they may adversely affect the terms on which we can obtain additional capital.

         ANTI-TAKEOVER PROVISIONS OF OUR CHARTER AND NEBRASKA LAW COULD LIMIT THE ABILITY OF ANOTHER PARTY TO ACQUIRE US, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE. Certain provisions of our articles of incorporation, including provisions creating a staggered board of directors, and certain provisions of Nebraska law, including the Nebraska Shareholders Protection Act, could have the effect of deterring or delaying a takeover or other change in control of Eco Soil, could deny shareholders the receipt of a premium on their common stock and could result in a decline in the market price of our common stock. In addition, our board of directors is authorized, without any action by our shareholders, to issue up to 5,000,000 shares of authorized but undesignated preferred stock and to fix the powers, preferences, rights and limitations of this preferred stock or any class or series thereof. Persons acquiring preferred stock could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders.

         ABSENCE OF DIVIDENDS COULD REDUCE OUR ATTRACTIVENESS TO INVESTORS. We have never paid or declared any cash dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We are currently prohibited from paying dividends by the terms of a loan agreement we have with Coast Business Credit. We intend to retain any earnings for use in the operation and expansion of our business.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Eco Soil, including:

         -        Our successful implementation of our growth strategy,

         - Competition, including the introduction of new products or services by our competitors,

         -        Anticipated trends in our business,

         -        Technological innovations,

         -        Fluctuations in our operating results,

         -        Future regulations affecting our business,

         -        Additions or departures of key personnel,

         - General economic and business conditions, nationally, in our markets and in our industry and

         - Other risk factors described under "Risk Factors" in this prospectus.

         In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Eco Soil, our business or our management, are intended to identify forward-looking statements.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                 USE OF PROCEEDS

         We are registering the shares of our common stock offered by this prospectus for the account of the selling shareholders identified in the section of this prospectus entitled "Selling Shareholders." All of the net proceeds from the sale of our common stock by this prospectus will go to the shareholders who offer and sell their shares of common stock. We will not receive any part of the proceeds from the sale of these securities.

                             CONVERTIBLE DEBENTURES

         On January 24, 2000, we issued $4.5 million of principal amount of Senior Secured Convertible Debentures and warrants to purchase 356,436 shares of our common stock pursuant to a Convertible Debentures and Warrants Purchase Agreement, dated as of January 17, 2000, by and among Eco Soil, our subsidiaries, Agricultural Supply, Inc., Turf Partners, Inc., Sistemas Y Equipos Agricolas, S.A. de C.V. and Agricultural Supply de Mexico, S.A. de C.V., and four institutional investors who are selling shareholders under this prospectus.

         The Debentures are due January 24, 2001 and bear interest at a rate of 7% per annum, which is due quarterly beginning March 31, 2000, and is payable in cash or common stock at our option. The Debentures are secured by all of our and certain of our subsidiaries' tangible and intangible assets, which security interest is subject to the prior liens of our and our subsidiaries' existing secured lenders. The holder of each Debenture is entitled, at its option, to convert at any time the principal amount of the Debenture or any portion thereof, together with accrued but unpaid interest, into shares of our common stock at a conversion price equal to the lowest of (a) $3.00 (adjusted for subsequent stock splits and the like) or (b) 90% of the three lowest closing bid prices on the principal market during the fifteen consecutive trading days ending with the last trading day prior to the date of conversion. In no event shall the conversion price be less than $1.89384, subject to adjustment for any subsequent stock split or the like. We may redeem the Debentures upon at least seven business days notice to the investors.

         The warrants are exercisable until January 24, 2005. The warrants have an initial exercise price of $4.488 per share; however, the initial exercise price is subject to adjustment on the 180th day after the date the warrants were issued if the five day average of the closing bid prices of our common stock calculated on such date is lower than the initial exercise price. In connection with the transaction, we agreed to prepare and file a registration statement covering the resale of the shares of common stock issuable upon the conversion of the Debentures and upon the exercise of the warrants with the Securities and Exchange Commission. We intend to use the proceeds of the financing for working capital purposes.

                              SELLING SHAREHOLDERS

         The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. Because the selling shareholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling shareholders will hold at the end of the offering covered by this prospectus.

         Of the 4,814,909 shares of common stock listed below,

         - 2,542,453 shares are issuable upon the conversion of our 7% Senior Secured Convertible Debentures;

         - 356,436 shares are issuable upon the exercise of warrants we issued in connection with our 7% Senior Secured Convertible Debentures;

         - 1,513,812 shares are issuable upon exercise of warrants held by selling shareholders to whom Eco Soil issued warrants in connection with various financing transactions; and

         - an aggregate of 402,208 shares were issued to Albion Alliance Mezzanine Fund, L.P. and Paribas Capital Funding, LLC as consideration for their entering into an amendment to the Note and Warrant Purchase Agreement dated as of August 25, 1998.


                                     SHARES BENEFICIALLY                             SHARES BENEFICIALLY
                                            OWNED                                            OWNED
                                      BEFORE THE OFFERING                             AFTER THE OFFERING
                                   -----------------------          SHARES          ----------------------
                                                                    BEING
             NAME                  NUMBER          PERCENT          OFFERED          NUMBER        PERCENT
             ----                  ------          -------          -------         --------       -------
BH Capital Investments, L.P.(1)(2)  1,046,821       5.6%          1,046,821             0           *
Excalibur Limited Partnership(1)(2) 1,046,821       5.6%          1,046,821             0           *
MB Capital Partners(1)(2)             331,339       1.8%            331,339             0           *
Gundyco in Trust for RSP              473,908       2.5%            473,908             0           *
   550-98866-19(1)(2)
Ronald & Karen Ahlman                   4,000         *               4,000             0           *
Curtis Amundson                        10,000         *              10,000             0           *
Ernest Andberg                          4,000         *               3,000         1,000           *
Duane Anderson                            174         *                 174             0           *
William E. Bauer REV Trust             50,303         *              20,000        30,303           *
   dated 9/19/88
Thomas Benson                           5,000         *               5,000             0           *
Constance Berman                          348         *                 348             0           *
Miles Braufman                            174         *                 174             0           *
Carol-Ann Brown                        10,000         *              10,000             0           *
Joseph Buska                           12,411         *               9,811         2,600           *
Bruce Chistensen                        2,500         *               2,500             0           *
Sam Claasen                             4,000         *               4,000             0           *
Arne Cook                               5,000         *               5,000             0           *
John Dettlaff                           5,000         *               5,000             0           *
John Doyle                             35,000         *              15,000        20,000           *



                                     SHARES BENEFICIALLY                             SHARES BENEFICIALLY
                                            OWNED                                            OWNED
                                      BEFORE THE OFFERING                             AFTER THE OFFERING
                                   -----------------------          SHARES          ----------------------
                                                                    BEING
             NAME                  NUMBER          PERCENT          OFFERED          NUMBER        PERCENT
             ----                  ------          -------          -------         --------       -------
Christopher Elliott                    10,000         *              10,000             0           *
Sidney W. Emery, Jr.                  173,706         *              40,000       133,706           *
Steven Faber                            3,000         *               3,000             0           *
John E. Feltl                         296,655         *             284,277        12,378           *
Edward C. & Joan Ford                 733,738       3.9%            225,000       508,738         2.7%
Realty Center Inc., P/STT              33,484         *              10,000        23,484           *
   517503-1 FBO
   Michael J. Forkins
Timothy Friedrichs                      3,913         *               3,913             0           *
FBO James Gayes                        10,000         *              10,000             0           *
James Gearen                           10,000         *              10,000             0           *
Max Gelwix IRA, First Trust           139,108         *              10,000       129,108           *
   National Assn. Trustee
John Gjerde                            50,303         *              20,000        30,303           *
Robert Gjerde                          15,400         *              10,000         5,400           *
Douglas M. Gloff                      898,389       4.8%             10,000       888,389         4.8%
Victor Greenstein                         326         *                 326             0           *
Donald Grissom                          5,000         *               5,000             0           *
Donald F. Hagen, Trustee               55,302         *              35,151        20,151           *
Dennis Hanish                           2,478         *               2,478             0           *
Heartland Capital Fund, Ltd.          680,493       3.7%             10,000       670,493         3.6%
Bradley Edwards
Fred & Susam Hedberg                    5,000         *               5,000             0           *
Richard Heise                          39,154         *              26,777        12,377           *
Stuart & Carol Holmer                   5,000         *               5,000             0           *
Earl & Joan Holmes                      5,000         *               5,000             0           *
Donald L. Illies                        5,000         *               5,000             0           *
Michael Iverson                        17,147         *               4,480        12,667           *
Robert D. & Karen L. Johnson           36,151         *              10,000        26,151           *
David Kapell                           22,575         *               5,000        17,575           *
Steve Kellogg                           5,000         *               5,000             0           *
William Kormanik                       25,151         *              12,000        13,151           *
Richard L. & Judith L.                  5,000         *               5,000             0           *
   Kormanik
Russell Laitala                        81,194         *              10,000        71,194           *
James D. Larson                        21,433         *               5,000        16,433           *
Peter Linstroth                         5,000         *               5,000             0           *
Dennis Loving                           3,000         *               3,000             0           *
Bryant S. & Peggy J. Loving             5,000         *               5,000             0           *
Harry Marriott                         10,000         *              10,000             0           *
James McBride                          48,775         *               5,000        43,775           *
Thomas R. McGuire                       5,000         *               5,000             0           *
Barry McLaughlin                       38,800         *              20,900        17,900           *
Anthony R. Baraga, Trustee,            10,000         *              10,000             0           *
   Medical Imaging North
   Pension Plan
Randy T. Morgan                         2,500         *               2,500             0           *
Dennis Nielson                          2,400         *               2,400             0           *
John Nielson                              600         *                 600             0           *



                                     SHARES BENEFICIALLY                             SHARES BENEFICIALLY
                                           OWNED                                             OWNED
                                      BEFORE THE OFFERING                             AFTER THE OFFERING
                                   -----------------------          SHARES          ----------------------
                                                                    BEING
             NAME                  NUMBER          PERCENT          OFFERED          NUMBER        PERCENT
             ----                  ------          -------          -------         --------       -------
Joseph Novogratz                       30,000         *              30,000             0           *
Oban Capital Assets, Inc.              10,000         *              10,000             0           *
Douglas Pritchard                         522         *                 522             0           *
Ben & Sophie Reuben                    40,000         *              40,000             0           *
John Ryden                              2,478         *               2,478             0           *
Byron Shaffer                          10,000         *              10,000             0           *
Richard Shaller                         5,000         *               5,000             0           *
Patrick M. Sidders                     19,800         *              19,800             0           *
David Dalvey                            9,900         *               9,900             0           *
David Lantz                             3,300         *               3,300             0           *
Thomas H. Stillman                      5,000         *               5,000             0           *
P.L. Thomas Group                      46,155         *              46,155             0           *
TMI (Turf Merchants Inc)               40,000         *              40,000             0           *
Steven Trotter                         86,917         *              15,000        71,917           *
Robert Caturia, Trustee,                5,000         *               5,000             0           *
   Caturia Funeral Home
   Profit Sharing Trust
Joseph Valenti, Jr. Trust               5,000         *               5,000             0           *
   dated 12/21/93
Barbara Verdoes                        20,000         *               5,000             0           *
Galen G. Vetter                        20,000         *               5,000             0           *
Vance Vinar                            50,000         *              50,000             0           *
Bernard Weber                             348         *                 348             0           *
Donna Welsh                            33,000         *              15,000        18,000           *
Scott & Dennis A. Welsh                 5,000         *               5,000             0           *
Jeffery Werbalowsky                    16,000         *              10,000         6,000           *
Gang Zhang                              3,000         *               3,000             0           *
Imperial Bancorp.                      40,000         *              40,000             0           *
Roth Capital Partners                 167,500         *             167,500             0           *
(formerly Cruttenden Roth)
Albion Alliance Mezzanine             674,491       3.6%            214,511       459,980         2.4%
   Fund, L.P.
Paribas Capital Funding, LLC          590,178       3.1%            187,697       402,481         2.1%


         *        Ownership is less than 1%

         (1) Consists of the maximum number of shares of common stock issuable upon conversion of the convertible debentures and exercise of the warrants issued to the selling shareholder on January 24, 2000.

         (2) Assumes all debentures held by the shareholder are converted into common stock, and that all shares of common stock acquired upon conversion of the debentures and upon exercise of the warrant issued in connection with the debentures are sold pursuant to this prospectus. The actual number of shares to be issued to the holders of the convertible debentures will depend on the market price of our common stock at the time of a conversion.

         Pursuant to the terms of agreements between Eco Soil and the selling shareholders, Eco Soil agreed to file a registration statement covering the shares held by the selling shareholders with the Commission.

         None of the selling shareholders has any position, office or other material relationship with us or any of our affiliates, or has had any position, office or material relationship with us or any of our affiliates within the past three years, except that (1) Douglas M. Gloff is a director of Eco Soil; (2) Max Gelwix is Eco Soil's President and Chief Operating Officer; and (3) Edward C. Ford is a former director of Eco Soil.

                              PLAN OF DISTRIBUTION

         The selling shareholders may from time to time offer and sell their shares of our common stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any of their shares.

         OFFER AND SALE OF SHARES. The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of our common stock in one or more of the following manners:

         - on the Nasdaq Stock Market or other exchanges on which the common stock is traded at the time of sale;

         - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

         -        in privately negotiated transactions.

         The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of our common stock in one or more of the following transactions:

         - a block trade in which the broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - a broker or dealer may purchase as principal and resell the shares for its own account under this prospectus; or

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

         The selling shareholders may accept and, together with any agent of the selling shareholders, reject in whole or in part any proposed purchase of the shares of our common stock offered by this prospectus.

         BROKERS AND DEALERS. The selling shareholders may select brokers or dealers to sell their shares of our common stock. Brokers or dealers of the selling shareholders may arrange for other brokers or dealers to participate in selling the shares. The selling shareholders may give the brokers or dealers commissions or discounts in amounts to be negotiated immediately before any sale. In connection with these sales, these brokers or dealers, any other participating brokers or dealers, and some pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than under this prospectus.

         COMMISSIONS. The selling shareholders will pay any sales commissions or other sellers' compensation applicable to these transactions.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited Eco Soil's financial statements included in Eco Soil's Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Eco Soil's financial statements are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The legality of Eco Soil's common stock offered by this prospectus will be passed upon for Eco Soil by Fitzgerald, Schorr, Barmettler & Brennan, P.C., Omaha, Nebraska.

                      WHERE TO FIND ADDITIONAL INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials we have filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC's Internet site at www.sec.gov. In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning our Corporate Secretary at:

                             Eco Soil Systems, Inc.
                              10740 Thornmint Road
                           San Diego, California 92127
                                 (858) 675-1660

         The SEC allows us to "incorporate by reference" in this prospectus information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Eco Soil incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

         - The Annual Report on Form 10-K of Eco Soil for the fiscal year ended December 31, 1999, as amended;

         -        The Current Report on Form 8-K of Eco Soil filed January 26,
                  2000; and

         - The Registration Statement on Form 8-A of Eco Soil filed January 14, 1997.


         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning Eco Soil and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

         You should rely only on the information provided or incorporated by reference in this prospectus or in the applicable supplement to this prospectus. You should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document.

================================================================================


         We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.


                                TABLE OF CONTENTS


                                                                   PAGE
                                                                   ----
Eco Soil Systems, Inc.                                               2

Recent Developments                                                  3

Risk Factors                                                         4

Note Regarding Forward Looking Statements                            12

Use of Proceeds                                                      12

Convertible Debentures                                               12

Selling Shareholders                                                 14

Plan of Distribution                                                 17

Experts                                                              18

Legal Matters                                                        18

Where to Find Additional Information                                 18


                             ECO SOIL SYSTEMS, INC.

                                4,814,909 SHARES

                                  COMMON STOCK




                               P R O S P E C T U S



                                   May 5, 2000


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